UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Cornerstone Therapeutics, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
21924P103

(CUSIP Number)
Chiesi Farmaceutici SpA
Via Palermo 26/A
43122 Parma, Italy
Attention: Marco Vecchia
Facsimile: +39 0521 774468
with a copy to:
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540-6241
Attention: Emilio Ragosa
Facsimile: (609) 919-6701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 6, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No.	21924P103	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chiesi Farmaceutici SpA EIN:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	7	SOLE VOTING POWER

NUMBER OF		6,640,710 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,640,710 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.26%

14	TYPE OF REPORTING PERSON

CO
(1) Includes 982,090 shares of common stock issuable upon exercise of stock options within 60 days of May 6, 2009 (assuming such stock options are fully vested upon the Closing (as defined in Item 4)). Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Chiesi Farmaceutici SpA may be deemed to beneficially own such shares as a result of the Stockholders Voting Agreement described in Items 4 and 5 hereof and the irrevocable proxies contained therein. The 6,640,710 shares of common stock do not include the 11,902,741 shares of newly issued common stock to be issued and sold by Cornerstone Therapeutics, Inc. to Chiesi pursuant to that certain Stock Purchase Agreement upon the closing of the Company Stock Sale (as defined in Item 4 below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Chiesi that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by Chiesi.

Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Cornerstone Therapeutics, Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The principal executive office of the Company is located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. Information given in response to each item below shall be deemed incorporated by reference in all other items below.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed by Chiesi Farmaceutici SpA (“Chiesi”).
     (b) The principal business address and principal office address of Chiesi is Via Palermo 26/A, 43100 Parma, Italy. Chiesi is a pharmaceutical company headquartered in Parma, Italy.
     (c) Attached as Schedule A is the name, principal occupation, business address and citizenship of each executive officer and/or director of Chiesi. Schedule A is incorporated into and made a part of this Schedule 13D.
     (d) During the last five years, neither Chiesi nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither Chiesi nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Chiesi is organized under the laws of Italy. Schedule A sets forth the citizenship of each executive officer and/or director of Chiesi.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, certain holders of Common Stock of the Company (each a “Stockholder” and together, the “Stockholders”), who collectively are the record and/or beneficial owners of an aggregate of 6,640,710 shares of the Company’s Common Stock, including 982,090 shares of Common Stock issuable upon exercise of options within 60 days of May 6, 2009 (assuming such stock options are fully vested upon the Closing (as defined in Item 4)), (the “Subject Shares”), have entered into the Stockholders Voting Agreement (as defined in Item 4) with Chiesi. Any beneficial ownership of Chiesi in the Subject Shares that may be deemed to arise from the Stockholders Voting Agreement is not expected to require the expenditure of any funds.
     Each Stockholder entered into the Stockholders Voting Agreement as a condition to the willingness of Chiesi to enter into the Stock Purchase Agreement (as defined and described in Item 4). For a description of the Stockholders Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response
Item 4. Purposes of Transactions
     (a) – (b) As stated above in Item 3, the Stockholders Voting Agreement was entered into as a condition to the willingness of Chiesi to enter into the Stock Purchase Agreement, as described below.

     Stock Purchase Agreement
     On May 6, 2009, the Company and Chiesi entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which the Company agreed, subject to the terms and conditions set forth in the Stock Purchase Agreement, to issue and sell 11,902,741 shares of the Company’s Common Stock to Chiesi (the “Company Stock Sale”). The Stock Purchase Agreement provides that, in exchange for the shares to be issued to Chiesi, Chiesi will (i) grant the Company an exclusive ten-year license to distribute and market Chiesi’s Curosurf® product in the United States and (ii) pay the Company $15,465,075 in cash. Based on a price per share of $5.50, the aggregate consideration for the shares of Common Stock to be issued in the Company Stock Sale would be approximately $65,465,075.
     The Stock Purchase Agreement contains customary representations, warranties and covenants by each of the Company and Chiesi, including, among others, covenants by the Company (i) to conduct its business in the ordinary course during the period between the execution of the Stock Purchase Agreement and the closing of the Company Stock Sale (the “Closing”); (ii) not to engage in certain specified transactions during such period, including declaring or paying any dividends or making any other distributions in respect of its capital stock; and (iii) following the Closing, if necessary, to issue additional shares to Chiesi so that Chiesi’s ownership as of the Closing equals 51% of the Common Stock on a Fully Diluted Basis (as defined in the Stock Purchase Agreement). The Company has also agreed (i) not to (x) solicit proposals relating to alternative business combination transactions or (y) subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions and (ii) after the Closing, to hold a second meeting of its stockholders to approve certain amendments to the Company’s charter, including amendments necessary to effect the corporate governance provisions of the Governance Agreement described below.
     The board of directors of the Company has determined the Company Stock Sale to be fair to and in the best interest of the Company and its stockholders and adopted resolutions approving the Company Stock Sale and recommending the Company’s stockholders approve the Company Stock Sale.
     The Closing is subject to various customary closing conditions, including, among others, (i) approval by the Company’s stockholders of the Company Stock Sale, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) concurrent consummation of the Initial Stock Sale described below.
     The Stock Purchase Agreement contains certain termination rights for both the Company and Chiesi, and further provides that, upon termination of the Stock Purchase Agreement under certain circumstances, the Company may be obligated to pay Chiesi a termination fee of $2.5 million.
     Concurrently with the execution and delivery of the Stock Purchase Agreement, Chiesi and two stockholders of the Company entered into a separate stock purchase agreement (the “Stockholders Stock Purchase Agreement”), pursuant to which two stockholders that are entities controlled by Craig A. Collard, the President and Chief Executive Officer of the Company, and Steven M. Lutz, the Executive Vice President, Manufacturing and Trade of the Company, agreed, among other things, to sell to Chiesi 1.6 million shares of Common Stock owned by such stockholders (the “Initial Stock Sale”). Following the closing of the Initial Stock Sale and the Closing, Chiesi will own approximately 51% of the outstanding Common Stock on a Fully Diluted Basis (as defined in the Stock Purchase Agreement).
     License and Distribution Agreement

     In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company and Chiesi entered into a License and Distribution Agreement (the “Distribution Agreement”), pursuant to which Chiesi will license and grant to the Company the exclusive distribution rights to Chiesi’s Curosurf® treatment in the United States for a ten-year term beginning, at Chiesi’s election, on one of three dates during the third or fourth quarters of 2009 (whether or not the Closing under the Stock Purchase Agreement has occurred by then), which will automatically renew for successive one-year periods unless specified prior written notice is given. Under the Distribution Agreement, the supply price for Curosurf® will equal the greater of a specified percentage of the net sales price for such product or the applicable floor price set forth in the Distribution Agreement. If the Closing contemplated by the Stock Purchase Agreement does not occur, Chiesi will have the right to terminate the Distribution Agreement.
     Governance Agreement
     In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company, Chiesi and, solely with respect to certain sections identified therein, certain stockholders of the Company entered into a Governance Agreement (the “Governance Agreement”), which sets forth certain rights and obligations of the Company, Chiesi and such stockholders concerning, among other things, certain corporate governance matters, the voting of Chiesi’s shares of Common Stock, certain limitations on future acquisitions and dispositions of shares of Common Stock by Chiesi and certain rights of first offer to distribute and market the other party’s products. The Governance Agreement will become effective upon the Closing.
     On the date the Governance Agreement becomes effective, the Company’s board of directors will be reconstituted to consist of its chief executive officer, three independent directors under the NASDAQ Marketplace Rules and four persons designated by Chiesi. The number of persons Chiesi is entitled to designate for consideration for election to the Company’s board of directors to the Company’s nominating committee will thereafter depend on the percentage of beneficial ownership of the Company held by Chiesi and its affiliates on a Fully Diluted Basis (as defined in the Governance Agreement), with a maximum of four persons so designated at any time. The Company’s nominating committee will nominate the Company’s chief executive officer and three independent directors.
     The Governance Agreement also provides that during the period beginning on the date of Closing and ending 24 months thereafter (the “Blackout Period”), Chiesi will not directly or indirectly acquire or offer to acquire any shares of Common Stock except (i) with the approval of the Company’s board and a majority of its independent directors, (ii) effected solely to the extent necessary to maintain the beneficial ownership of Chiesi and its affiliates at an amount equal to 51% of the shares of Common Stock on a Fully Diluted Basis (as defined in the Governance Agreement), (iii) pursuant to open market purchases in the same number of shares as certain stockholders of the Company transfer during the same period (iv) in order to effect the acquisition of all of the outstanding capital stock of the Company by Chiesi and/or any of its affiliates, in accordance with the provisions of the Governance Agreement, and (v) pursuant to a mandatory tender offer by Chiesi that Chiesi will be required to make if Chiesi and its affiliates beneficially own 85% or more of the Company’s capital stock on a Fully Diluted Basis (as defined in the Governance Agreement). Also, during the Blackout Period, Chiesi will be prohibited from selling or otherwise transferring any shares of Common Stock except pursuant to a bona fide acquisition of the Company by a third party through a merger, consolidation, stock exchange or tender offer that was not solicited by Chiesi or its affiliates and that was approved by the Company’s board and a majority of its independent directors. The Governance Agreement further imposes certain “standstill” obligations on Chiesi during the Blackout Period, pursuant to which Chiesi and certain related persons are prohibited from soliciting proxies from the Company’s stockholders, participating in a “group” of persons that would be required to file a statement with the Securities and Exchange Commission (the “SEC”) if the

group beneficially owned 5% or more of any class of the Company’s voting stock, granting proxies or entering into voting agreements and seeking additional representation on the Company’s board. The Governance Agreement also provides that (i) the Company has a right of first offer with respect to the distribution and marketing in the United States of any pharmaceutical products owned or controlled by Chiesi or any of its affiliates that Chiesi makes available for distribution in the United States and (ii) Chiesi has a right of first offer with respect to the distribution and marketing outside the United States of any pharmaceutical products owned or controlled by the Company that the Company makes available for the distribution in any territory outside the United States.
     The Governance Agreement, including each party’s right of first offer on the other party’s products, will terminate (i) if the Stock Purchase Agreement is terminated prior to Closing; (ii) on the second anniversary of the effective date of the Governance Agreement; or (iii) at the earliest of (A) such time as Chiesi and its affiliates beneficially own Common Stock constituting 100% of all of the outstanding Common Stock on a Fully Diluted Basis (as defined in the Governance Agreement), (B) such time as Chiesi and its affiliates beneficially own Common Stock constituting less than 10% of all of the Common Stock on a Fully Diluted Basis (as defined in the Governance Agreement) or (C) the effective time of a Change in Control (as defined in the Governance Agreement) of the Company. In addition, the Governance Agreement will terminate with respect to any stockholder party thereto at such time as the stockholder is no longer employed by the Company.
     Stockholders Agreement
     In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company, Chiesi and certain stockholders of the Company (Craig A. Collard, the Company’s President and Chief Executive Officer, and Steven M. Lutz, the Company’s Executive Vice President, Manufacturing and Trade, and certain related entities) entered into a Stockholders Agreement (the “Stockholders Agreement”) pursuant to which the stockholders agreed not to sell or otherwise transfer a number of shares equal to approximately 80% of the shares of Common Stock held by them as of May 6, 2009 (the “Covered Shares”), subject to certain exceptions described in the Stockholders Agreement. In addition, the stockholders agreed they would not, directly or indirectly, acquire or offer to acquire any shares of Common Stock, subject to certain exceptions described in the Stockholders Agreement. The Stockholders Agreement also provides that beginning on the date on which the restrictions on transfers by the stockholders of the Covered Shares lapse and for a 30 day period thereafter, Chiesi will have the option, exercisable in whole but not in part on a single occasion, to acquire all the stockholders’ Covered Shares, at a price per share of $12.00 (subject to adjustment for any stock split, stock dividend, reverse stock split or similar adjustment). Each stockholder also agreed, subject to certain conditions, that at any meeting of the stockholders of the Company called to consider a transaction in which Chiesi or its affiliate will acquire all the outstanding capital stock of the Company, the stockholder will vote all shares of Common Stock owned by such stockholder at the applicable record date set for such meeting in the same proportions that the shares of Common Stock owned by the other stockholders of the Company (other than Chiesi and its affiliates) are voted on such matter. The Stockholders Agreement will become effective upon the Closing.
     Registration Rights Agreements
     In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company and Chiesi entered into a Registration Rights Agreement (the “Chiesi Registration Rights Agreement”), pursuant to which the Company agreed to provide registration rights to Chiesi with respect to the shares of Common Stock to be acquired in the Company Stock Sale. Under such agreement, following the Blackout Period, Chiesi will be entitled to require the Company to file with the SEC certain registration statements under the Securities Act of 1933, as amended, (each a “Demand

Registration”) with respect to the resale of the shares of Common Stock acquired pursuant to the Initial Stock Purchase Agreement and the Stock Purchase Agreement up to four times, and to include its shares of Common Stock in any registration the Company proposes for its own account or for the account of one or more of its stockholders.
     In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Company and the stockholders of the Company who entered into the Stockholders Agreement also entered into a Registration Rights Agreement (the “Stockholders Registration Rights Agreement”) substantially similar to the Chiesi Registration Rights Agreement. Under such agreement, such stockholders will be entitled to two Demand Registrations during the Blackout Period and three Demand Registrations thereafter. The stockholders will also have the right to include their shares of Common Stock in any registration the Company proposes for its own account or for the account of one or more of its stockholders.
     Voting Agreements
     In connection with the Stock Purchase Agreement and concurrent with the execution thereof, Chiesi, the Company (solely with respect to Section 2(b) thereof) and the Stockholders, who collectively hold approximately 49.26% (including 982,090 shares of Common Stock issuable upon exercise of stock options within 60 days of May 6, 2009 (assuming such stock options are fully vested upon the Closing)) of the outstanding shares of Common Stock as of the close of business on May 6, 2009, entered into a voting agreement (the “Stockholders Voting Agreement”), pursuant to which the Stockholders granted to Chiesi irrevocable proxies over the shares of Common Stock owned by them and agreed to vote the shares of Common Stock owned by them in favor of the Company Stock Sale and approval and adoption of the proposed amendment to the Company’s certificate of incorporation, subject to the terms and conditions of the Stockholders Voting Agreement. Schedule B to this Schedule 13D sets forth a list of the Stockholders who executed the Stockholders Voting Agreement.
     The Stockholders agreed to not transfer any shares of Common Stock owned unless the person to which such shares are being transferred shall have executed and delivered a counterpart of the Stockholders Voting Agreement and agreed pursuant thereto, for the benefit of Chiesi, to hold such shares subject to all terms and conditions of the Stockholders Voting Agreement, subject any Common Stock owned to any pledges, liens or other encumbrances or arrangements or grant any proxies or powers of attorney with respect to any Common Stock in contravention of the obligations under the Stockholders Voting Agreement. The Stockholders Voting Agreement will terminate upon the earlier of the approval of the adoption of the proposed amendment to the Company’s certificate of incorporation by the affirmative vote of the holders of not less than 75% of the issued and outstanding shares of Common Stock or the termination of the Stock Purchase Agreement.
     The Company agreed pursuant to Section 2(b) of the Stockholders Voting Agreement to not, and is unconditionally instructed not to, permit on its books and records transfers by, issue new certificates to or record any vote of such stockholders, unless such stockholder has complied with the terms of the Stockholders Voting Agreement.
     The Company and Chiesi also, on May 6, 2009, entered into a voting agreement (the “Chiesi Voting Agreement”), pursuant to which Chiesi agreed to vote all of its shares of Common Stock in favor of the approval and adoption of the proposed amendment to the Company’s certificate of incorporation.
     The foregoing summary of the transactions contemplated by the Stock Purchase Agreement, Distribution Agreement, Governance Agreement, Stockholders Agreement, Registration Rights Agreements and Voting Agreements is qualified in its entirety by reference to the copies of the Stock

Purchase Agreement, Distribution Agreement, Governance Agreement, Stockholders Agreement, Registration Rights Agreements and Voting Agreements included in Exhibits 1, 2, 3, 4, 5, 6, 7 and 8 to this Schedule 13D and incorporated herein in their entirety by reference.
     (c) Not applicable.
     (d) On the Closing Date, pursuant to the Governance Agreement, the Company’s board of directors will be reconstituted to consist of its chief executive officer, three persons previously selected by the Company’s board who qualify as independent directors under the NASDAQ Marketplace Rules and four persons designated by Chiesi. The number of persons Chiesi is entitled to designate for consideration for election to the Company’s board of directors to the Company’s nominating committee will thereafter depend on the percentage of beneficial ownership of the Company held by Chiesi and its affiliates on a fully diluted basis, with a maximum of four persons so designated at any time. The Company’s nominating committee will nominate the Company’s chief executive officer and three independent directors.
     (e) Other than as a result of the Company Stock Sale and Initial Stock Sale described above, not applicable.
     (f) Not applicable.
     (g) The Stock Purchase Agreement contemplates that an amendment to the Company’s certificate of incorporation will be adopted, filed, and become effective following the Closing in accordance with applicable law, and amended and restated bylaws of the Company will be adopted concurrently with the approval of the transactions contemplated by the Stock Purchase Agreement and will become effective at or prior to the Closing.
     (h) – (i) Not applicable.
     (j) Other than as described above, neither Chiesi, nor to Chiesi’s knowledge, any of the individuals or entities named in Schedule A to this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although they reserve the right to develop such plans).
Item 5. Interest in Securities of the Issuer
     (a) – (b) Immediately prior to the execution of the Stockholders Voting Agreement, Chiesi did not beneficially own any Common Stock. As a result of the Stockholders Voting Agreement and irrevocable proxies contained therein, Chiesi may be deemed to have sole power to vote an aggregate of 6,640,710 shares of Common Stock, including 982,090 shares of common stock issuable upon exercise of options within 60 days of May 6, 2009 (assuming such stock options are fully vested upon the Closing), for the limited purpose of voting in favor of approval of the Company Stock Sale, the approval and adoption of the proposed amendment to the Company’s certificate of incorporation, and voting in favor of each of the other actions contemplated by the Stock Purchase Agreement. The Stockholders retained the right to vote their shares of Common Stock on all matters other than those identified in the Stockholders Voting Agreement. The Subject Shares constitute approximately 49.26% (including 982,090 shares of common stock issuable upon exercise of stock options within 60 days of May 6, 2009 (assuming such stock options are fully vested upon the Closing)) of the issued and outstanding shares of Common Stock as of May 6, 2009. The description contained in this Item 5 of the transactions contemplated by the Stockholders Voting Agreement is qualified in its entirety by reference to the full text of the Stockholders Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 8.

     To the knowledge of Chiesi, no shares of Common Stock are beneficially owned by any of the individuals or entities named in Schedule A to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Stockholders Voting Agreement.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Chiesi that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Neither Chiesi, nor, to the knowledge of Chiesi, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.
     (d) – (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
     Other than the Stock Purchase Agreement, Stockholders Stock Purchase Agreement, Distribution Agreement, Governance Agreement, Stockholders Agreement, Registration Rights Agreements and Voting Agreements, to the best knowledge of Chiesi, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Chiesi and the persons or entities identified in Item 2 and between such person or entity and any person or entity with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description of Document

Exhibit 1	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009 (File No. 000-50767)).

Exhibit 2	License and Distribution Agreement, dated as of May 6, 2009, between Chiesi Farmaceutici SpA and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009 (File No. 000-50767)).

Exhibit 3	Governance Agreement, dated as of May 6, 2009, by and among the Company, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009 (File No. 000-50767)).

Exhibit 4	Stockholders Agreement, dated as of May 6, 2009, by and among the Company, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and

Exhibit No.	Description of Document
Exchange Commission on May 7, 2009 (File No. 000-50767)).

Exhibit 5	Registration Rights Agreement, dated as of May 6, 2009, by and between the Company and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009 (File No. 000-50767)).

Exhibit 6	Registration Rights Agreement, dated as of May 6, 2009, by and among the Company, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009 (File No. 000-50767)).

Exhibit 7	Voting Agreement, dated as of May 6, 2009, by and between the Company and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009 (File No. 000-50767)).

Exhibit 8	Voting Agreement, dated as of May 6, 2009, by and among Chiesi, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership, Brian Dickson, Josh Franklin, David Price and Alan Roberts (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2009 (File No. 000-50767)).

SIGNATURE
          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2009

Chiesi Farmaceutici SpA
By:	/s/ Alberto Chiesi
	Name:	Alberto Chiesi
	Title:	President

SCHEDULE A
Chiesi Farmaceutici SpA
Directors

Name	Position	Principal Occupation	Business Address	Citizenship
Alberto Chiesi	President & CEO	President & CEO	Via Palermo 26/A 43100 Parma Italy	Italian

Paolo Chiesi	Vice-President & Director of R&D	Vice-President & Managing Director	Via Palermo 26/A 43100 Parma Italy	Italian

Alessandro Chiesi	Director	Affiliates Coordinator International Division	Via Palermo 26/A 43100 Parma Italy	Italian

Andrea Chiesi	Director	R&D Planning and Control Director	Via Palermo 26/A 43100 Parma Italy	Italian

Maria Paola Chiesi	Director	Corporate Marketing Director	Via Palermo 26/A 43100 Parma Italy	Italian

Anita Chiesi	Director	Pharmacist	Via Palermo 26/A 43100 Parma Italy	Italian

Gianandrea E. De Bernardis	Director	Managing Director, Team System Lince Group	Via Palermo 26/A 43100 Parma Italy	Italian

Carlo Sante Antonio Salvatori	Director	Managing Director, Unipol Gruppo Finanziario SpA (Listed in Italy)	Via Palermo 26/A 43100 Parma Italy	Italian
Executive Officers (1)

Name	Position	Business Address	Citizenship
Alberto Chiesi	President & CEO	Via Palermo 26/A 43100 Parma Italy	Italian

Paolo Chiesi	Vice-President and Director of R&D	Via Palermo 26/A 43100 Parma Italy	Italian

Marco Vecchia	Legal & Corporate Affairs Director	Via Palermo 26/A 43100 Parma Italy	Italian

Ugo Bettini	Human Resources Director	Via Palermo 26/A 43100 Parma Italy	Italian

1	The listing of these individuals for purposes of this Schedule 13D shall not be deemed an admission that such individuals are “officers” under Italian law.

Name	Position	Business Address	Citizenship
Danilo Piroli	Finance & Control Director	Via Palermo 26/A 43100 Parma Italy	Italian

Anton Giorgio Failla	Corporate Development Director	Via Palermo 26/A 43100 Parma Italy	Italian

Maria Paola Chiesi	Corporate Marketing Director	Via Palermo 26/A 43100 Parma Italy	Italian

Paolo De Angeli	International Division Director	Via Palermo 26/A 43100 Parma Italy	Italian

Vanda De Cian	Corporate Drug Development Director	Via Palermo 26/A 43100 Parma Italy	Italian

Alessandro Chiesi	Affiliates Coordinator International Division	Via Palermo 26/A 43100 Parma Italy	Italian

Andrea Chiesi	R&D Planning and Control Director	Via Palermo 26/A 43100 Parma Italy	Italian

Giovanni La Grasta	Industrial Operations Director	Via Palermo 26/A 43100 Parma Italy	Italian

SCHEDULE B
Stockholders Executing the Stockholders Voting Agreement (1)

		Shares Issuable	Aggregate Number of
	Shares of Common	Upon Exercise of	Shares Beneficially
Stockholder	Stock Owned	Stock Options (2)	Owned (3)
Craig A. Collard	0	285,699	285,699
Cornerstone BioPharma Holdings, Ltd.	3,202,225	0	3,202,225
Carolina Pharmaceuticals Ltd.	1,443,913	0	1,443,913
Lutz Family Limited Partnership	677,348	0	677,348
Steven M. Lutz	0	244,034	244,034
Brian Dickson, M.D.	0	380,932	380,932
David Price	325,134	0	325,134
Joshua Franklin	0	71,425	71,425
Alan Roberts	10,000	0	10,000

Total	5,658,620	982,090	6,640,710

(1)	List of stockholders based on Schedule A to the Stockholders Voting Agreement and stock ownership information based on the Company disclosure schedules to the Stock Purchase Agreement prepared by the Company.

(2)	Shares of common stock issuable upon exercise of stock options within 60 days of May 6, 2009 (assuming such stock options are fully vested upon the Closing).

(3)	Includes shares of common stock owned as of May 6, 2009 and shares of common stock issuable upon exercise of stock options within 60 days of May 6, 2009 (assuming such stock options are fully vested upon the Closing).